SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13G
              Under the Securities Exchange Act of 1934

                           (Amendment No. 4)*

                     Chesapeake Energy Corporation
         ________________________________________________________
                            (Name of Issuer)


                             Common Stock
         _______________________________________________________
                    (Title of Class and Securities)

                               165167107
         _______________________________________________________

                 (CUSIP Number of Class of Securities)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))





CUSIP No. 165167107                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   : (5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     35,501,011 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               : (6) SHARED OR NO VOTING POWER

                                         13,907,710 shares (shared)
                                          4,531,741 shares (No Vote)
                                   __________________________________________
                                   : (7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :     40,032,752 shares
                                   __________________________________________
                                   : (8) SHARED DISPOSITIVE POWER

                                   :     13,907,710 shares (Shared)
                                                  0 shares (None)
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (Discretionary & Non-discretionary Accounts)

       53,940,462 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      7.6 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________


CUSIP No.  20854P109                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      Longleaf Partners Fund              I.D. No. 63-6147721
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   : (5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               : 6) SHARED VOTING POWER

                                   :     12,561,111 shares (Shared)
                                   __________________________________________
                                   : (7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   : (8) SHARED DISPOSITIVE POWER

                                   :     12,561,111 shares (Shared)
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,561,111 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       1.8 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________




CUSIP No.  165167107                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   : (5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               : (6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   : (7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   : (8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
       IN
_____________________________________________________________________________



Item 1.

     (a). Name of Issuer: Chesapeake Energy Corporation "Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          6100 North Western Avenue
          Oklahoma City, OK  73118


Item 2.

     (a). and (b). Names and Principal Business Addresses of Persons
          Filing

      (1)         Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN 38119

      (2)         Longleaf Partners Fund
                  c/o Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN  38119

      (3)         Mr. O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                  Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN 38119


     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a Massachusetts business trust

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities: Common Stock (the "Securities").

     (e). Cusip Number:  165167107


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

(d.) Investment Company registered under Sec. 8 of the Investment Company Act - Longleaf Partners Fund, a series of Longleaf
      Partners Funds Trust.

(e.)  Investment Adviser registered under Section 203 of the
      Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g.) Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.


Item 4. Ownership:

  (a). Amount Beneficially Owned: (At 05/31/16)

       53,940,462 shares (this includes 25,302,548 shares underlying convertible preferred stocks, and 2,418,096 shares underlying convertible bonds).

  (b). Percent of Class:

       7.6%

       Above percentage is based on 712,327,476 shares of Common
       Stock outstanding.

  (c). Number of shares as to which such person has:

     (i).   sole power to vote or to direct the vote:

            35,501,011 shares

     (ii).  shared or no power to vote or to direct the vote:

            Shared - 13,907,710 shares.  This amount includes
            13,458,593 in shares underlying convertible preferred
            Stocks, and 449,117 shares underlying convertible bonds.

            Securities owned by the following series of Longleaf
            Partners Funds Trust, an open-end management investment company registered under the Investment
            Company Act of 1940, as follows:

            Longleaf Partners Fund - 12,561,111 shares
            Longleaf Partners Global Fund - 1,346,599

            No Power to Vote - 4,531,741 shares.


     (iii). sole power to dispose or to direct the disposition of:

            40,032,752 shares

     (iv). shared or no power to dispose or to direct the disposition of:

            Shared - 13,907,710 shares.  This amount includes
            13,458,593 in shares underlying convertible preferred
            Stocks, and 449,117 shares underlying convertible bonds.

            Securities owned by the following series of Longleaf
            Partners Funds Trust, an open-end management investment company registered under the Investment
            Company Act of 1940, as follows:

            Longleaf Partners Fund - 12,561,111 shares
            Longleaf Partners Global Fund - 1,346,599

            No Power - 0.


Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
        N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A


Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                           Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: June 10, 2016


                              Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              By:  Southeastern Asset Management, Inc.

                                /s/ Andrew R. McCarroll
                              ________________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                      Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of June 10, 2016.


                              Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              ______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              By:  Southeastern Asset Management, Inc.
                                /s/ Andrew R. McCarroll
                              _____________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________


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CHK13G-4.doc
SCHEDULE 13G - Chesapeake Energy Corporation ("Issuer")
Amendment #4
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CHK13G-4.doc